

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 14, 2007

Mr. Matthew Markin
Chief Financial Officer
Intercontinental Resources, Inc.
9454 Wilshire Blvd., Suite 301
Beverly Hills, CA 90212

> **Re: Intercontinental Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended**
> **Filed April 20, 2006 and October 13, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and**
> **June 30, 2006, as amended, and September 30, 2006**
> **Filed May 17, 2006, August 17, 2006, October 13, 2006**
> **and November 17, 2006**
> **Response Letters Dated October 13, 2006, November 9, 2006**
> **and January 18, 2007**
> **File No. 0-28481**

Dear Mr. Markin:

        We have reviewed your response letters and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB Amendment No. 1 for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 30

1.   We note that you incorporated the discussion at page 30 into your management's discussion and analysis or plan of operation at page nine in response to comment 1 in our letter dated December 20, 2006. Please remove the Item 9 header

"Management's Discussion and Analysis or Plan of Operation" from page 30. As presented, it appears you have two Item 9 sections.

Financial Statements

Balance Sheet, page 13

2.   Please revise your line item description "Deficit Accumulated During the Exploration" to "Deficit Accumulated During the Exploration Stage" and the line item described as "Total Stockholders' Equity" to "Total Stockholders' Deficit".

Statements of Cash Flows, page 19

3.   We note the amounts presented as "stock issued for services" of $69,522 and "stock issued for compensation" of $386,773 during the year ended December 31, 2005 appear to be incorrect given the amount reported as "loss from operations" for 2005 was $328,536. We also note that $94,422 presented as "stock issued for related party debt relief" should not be included as an adjustment to net loss since this amount was not included in the loss from operations during 2005. Please revise to correct these inconsistencies.

Note 4 – Related Party Transactions, page 24

4.   We note your revised disclosure in response to comment 3 in our letter dated December 20, 2006. You disclose that the outstanding balance payable for consulting legal fees to your directors or stockholders at December 31, 2004 was $450,465. However, since you removed this amount from your balance sheet during the year ended December 31, 2003, it appears that the outstanding balance payable at December 31, 2004 was $0. Please further revise your disclosure as appropriate.

Note 8 – Restatement and Reclassification, page 26

5.   We note you revised the statement of cash flows in your draft Form 10-KSB Amendment No. 2 for the year ended December 31, 2005 for your presentation of common stock issued for services and for the relief of liabilities in response to comment 2 in our letter dated December 20, 2006. Please make conforming changes to the restated column of the statement of cash flows presented in "Note 8 – Restatement and Reclassification" at page 29 to reflect the revised presentation of your statement of cash flows for the year ended December 31, 2005 at page 19 and for changes resulting from comments in this letter.

Controls and Procedures, page 30

6.   We note that you have revised the language of your controls and procedures
        discussion from that included in your Form 10-KSB Amendment No. 1 for the
        fiscal year ended December 31, 2005, filed October 13, 2006. The language of
        your controls and procedures discussion no longer fully complies with Items 307
        and 308 of Regulation S-B. Please change the language to that included in your
        Form 10-KSB Amendment No. 1 for the fiscal year ended December 31, 2005.

Exhibit 31

7.   We note that you provided modified disclosure in Exhibit 31 of your amended
        Form 10-KSB for the fiscal year ended December 31, 2005 in response to
        comment 4 in our letter dated December 20, 2006. Please further revise your
        disclosure to address the following:

        • remove the description of the report as the "annual" report in paragraph 3,
        • replace "registrant" with "small business issuer" in paragraph 5(a).

        Please refer to Release No. 33-8238 for an example certification, at
        http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3716 with any other questions.

                                                        Sincerely,

                                                        William Choi
                                                        Branch Chief